Exhibit 99.1 Form 6K- LVH November 27_2006

Form 51-102F3

Material Change Report

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1.

Name and Address of Company

Las Vegas From Home.com Entertainment Inc.

#100 – 1255 West Pender Street

Vancouver, B.C.  V6E 2V1

2.

Date of Material Change

November 27, 2006.

3.

News Release

News release was issued on November 27, 2006 and disseminated via CCN Matthews News Wire Service pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Change

Las Vegas From Home.Com Entertainment Inc. closes the sale of its Operating unit, Action Poker Gaming Inc. (“APG”)

Vancouver, British Columbia, November 27, 2006 – Las Vegas from Home.com Entertainment Inc. (“the Company”) is pleased to announce it has closed the sale of its subsidiary Action Poker Gaming Inc. (“APG”) for US $2,600,000, an increase of US $250,000 from the original sale announced on October 26, 2006.  A finder’s fee of US $75,000 is payable to an arm’s length third party.  Following this transaction, the Company has a current cash balance of approximately Cdn $8,500,000 and no debt.

5.

Full Description of Material Change

Las Vegas From Home.Com Entertainment Inc. closes the sale of its Operating unit, Action Poker Gaming Inc. (“APG”)

Vancouver, British Columbia, November 27, 2006 – Las Vegas from Home.com Entertainment Inc. (“the Company”) is pleased to announce it has closed the sale of its subsidiary Action Poker Gaming Inc. (“APG”) for US $2,600,000, an increase of US $250,000 from the original sale announced on October 26, 2006.  A finder’s fee of US $75,000 is payable to an arm’s length third party.  Following this transaction, the Company has a current cash balance of approximately Cdn $8,500,000 and no debt.

The sale included, among other things, all of the Action Poker brands, the operating infrastructure in Action Poker Gaming Inc., APG Costa Rica S.A. and Action Commerce Limited and an undivided interest in the software used by the Company to run its Action Poker Network.  As a result of the sale, the Company will no longer have any online gaming interests in the North American market nor will it until the legislative landscape changes.

Company President Jake Kalpakian states “The sale of APG and associated properties will now allow the Company to streamline its operations and focus on building upon its promising Asian Multiplayer Software Platform (“AMSP”) which now has two licensees and is already generating revenues.  Furthermore, the Company has been receiving a tremendous amount of interest for this particular product from prospective licensees.  We believe our unique Software should enable us to capitalize on niche or nascent market opportunities in that region.”

The Company’s Q3 2006 results will be released on Wednesday, November 29, 2006.  As a result of the sale of APG, the Company will not hold a conference call to discuss the most recent quarter’s results.  It will provide an update regarding its AMSP in the New Year or sooner as developments warrant.

For more Information on the Company, please contact us at (604) 681-0204, or visit our Website at www.lvfh.com.

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”
_____________________________
Jacob H. Kalpakian,
President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as "believes,” "plans," "expects" or "intends" and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in these forward-looking statements.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr. Jacob H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-0204.

9.

 Date of Report

This report is dated the 27th day of November, 2006.